SUB-ITEM 77C:

SHAREHOLDER VOTING RESULTS: On July 17, 2009, the Allegiant Small Cap Growth Fund and Allegiant Multi-Factor Mid Cap Growth Fund (together, the "Selling Funds") held a Joint Special Meeting of Shareholders (the "Meeting") to consider a proposal to approve a Plan of Reorganization providing for the transfer of all of the assets and all liabilities of the Selling Funds in exchange solely for shares of beneficial interest of the Allegiant Multi-Factor Small Cap Growth Fund (the "Reorganization"). Shareholders of record of the Selling Funds on April 27, 2009 were entitled to vote on the Reorganization. The Reorganization was approved by the shareholders of the Selling Funds at the Meeting and took place at the close of business on July 24, 2009. The following votes were recorded during the Meeting (all percentages are reflective of total shares voted at the Meeting):


SMALL CAP GROWTH FUND
(Record date outstanding shares: 3,193,724.310)

     FOR                   AGAINST             ABSTAINED
1,716,971.965             15,889.863          38,750.466
       96.91%                  0.90%               2.19%



MULTI-FACTOR MID CAP GROWTH FUND
(Record date outstanding shares: 4,403,926.727)

     FOR                   AGAINST             ABSTAINED
2,896,456.267             12,083.564          84,741.201
       96.77%                  0.40%               2.83%